NOL

09046437

RECEIVED
2009 JUL -6 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 June 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 5, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P5, 2009) - 22Jun09.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	22-Jun-2009 17:25:26
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 5, 2009
Description	Attached is the operating performance for the 4 weeks (Period 5) from 2 May 2009 to 29 May 2009.
Attachments	NOL_Operating_Performance_for_P5_2009.pdf Total size = **34K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

22 June 2009

NOL's container shipping operating performance for the 4 weeks (Period 5) from 2 May 2009 to 29 May 2009 are as follows:

	Period 5, 2009	Period 5, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	159,100	201,700	(21)		798,400	1,067,600	(25)
b) Average Revenue Per FEU (US$/FEU)	2,326	3,023	(23)		2,415	2,952	(18)

For the four weeks of P5, 2009, container shipping volumes declined 21% while average revenue per FEU (Forty-foot Equivalent Unit) declined 23% over the same period last year. The decrease in volume was due to the decline in demand on all major trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P5 YTD, 2009 container shipping volumes declined 25% while average revenue per FEU declined 18% over P5 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 5, 2009)


APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 5, 2009
Y-o-Y : -23%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
P11 08
P12 08
P1 09
P2 09
P3 09
P4 09
P5 09
Period

NOL

24 June 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Renounceable Underwritten Rights Issue: Despatch of Offer Information Statement and Application Forms. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Despatch of OIS) - 24Jun09.DOC

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	24-Jun-2009 12:44:22
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE: DESPATCH OF OFFER INFORMATION STATEMENT AND APPLICATION FORMS
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	OIS_Despatch_24Jun09.pdf Total size = **42K** (2048K size limit recommended)

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NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
DESPATCH OF OFFER INFORMATION STATEMENT AND APPLICATION FORMS

Capitalised terms used herein shall have the definitions ascribed to them in the Offer Information Statement (as defined herein). The full details of the Rights Issue are set out in the Offer Information Statement.

DESPATCH OF THE OFFER INFORMATION STATEMENT

Neptune Orient Lines Limited ("**Company**") refers to its announcement dated 19 June 2009 in relation to the lodgement and despatch of the offer information statement in connection with the Rights Issue ("**Offer Information Statement**").

The Board of Directors of the Company wishes to announce that the Company has today despatched the Offer Information Statement to Entitled Depositors and Entitled Scripholders (collectively, "**Entitled Shareholders**"), together with a copy of the Application Form for Rights Shares and Excess Rights Shares ("**ARE**") and the Provisional Allotment Letter ("**PAL**"), as the case may be.

Entitled Shareholders who do not receive the Offer Information Statement together with the ARE or the PAL, as the case may be, on or around 29 June 2009 may obtain copies of the documents from CDP or the Share Registrar, as the case may be, at their respective addresses as follows:

CDP	Share Registrar
The Central Depository (Pte) Limited	B.A.C.S. Private Limited
4 Shenton Way	63 Cantonment Road
#02-01 SGX Centre 2	Singapore 089758
Singapore 068807	

Purchasers of the "nil-paid" Rights who do not receive the Application Form for Rights Shares ("**ARS**") and the Offer Information Statement may also obtain copies of the same from CDP (at the address stated above).

IMPORTANT DATES AND TIMES

Entitled Shareholders and Purchasers of the "nil-paid" Rights should take note of the important dates and times relating to the Rights Issue as announced by the Company on 19 June 2009 and as disclosed in the Offer Information Statement.

NOT FOR DISTRIBUTION INTO THE UNITED STATES

Entitled Shareholders who wish to sell their "nil-paid" provisional allotments of Rights Shares ("**Rights Entitlements**") and prospective purchasers of the Rights Entitlements should also note that trading in the "nil-paid" Rights Entitlements will commence at 9.00 a.m. on 24 June 2009, and will end at 5.00 p.m. on 2 July 2009.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
24 June 2009

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.